Management's Discussion and Analysis of Financial Condition and
Results of Operations as at August 29, 2007

        The following management's discussion and analysis of the financial condition and results of operations of Black Mountain Capital Corporation (the "Company") should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes for the fiscal quarter ended June 30, 2007. The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are expressed in U.S. dollars.  Additional information is presented to show the difference, which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to the Company's financial information.  Certain reclassifications may have been made to the prior period’s financial statements to conform to the current period's presentation.

Forward-Looking Statements

Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

Documents on Display

The Company files reports and other information on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and with the Securities and Exchange Commission (SEC) in the United States. The public may obtain information on the operations of SEDAR and the SEC’s public reference facilities by visiting their websites at http://www.sedar.com and http://www.sec.gov, respectively.

Selected Quarter Information

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian GAAP.  Additional information is presented to show the difference which would result from the application of U.S. GAAP to the Company's financial information.

        The following selected financial data for the past eight business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2007		2006			2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in thousands, other than per share amounts)
Revenues	14	$2	$89	$(73)	$6	$9	$6	$4

Net income (loss)	37	(14)	(34)	(59)	(13)	29	(95)
Net income (loss) per share
Basic	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005	(0.01)	0.006
Fully diluted	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005	(0.01)	0.006
Total assets	625	441	448	160	305	132	149	174
Net assets	465	30	38	(253)	(191)	(332)	(361)	(265)
Debt	400	411	411	412	499	464	510	439
Shareholders' equity (deficit)	225	30	38	(253)	(191)	(332)	(361)	(265)
Capital stock	2,899	3,456	2,649	3,631	3,631	3,456	3,456	3,456
Dividends	-	–	–	–	–	–	–	–
Weighted average common stock outstanding, fully diluted shares	11,033	7,940	7,040	7,069	6,376	5,934	5,934	5,934
___________
 During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.  For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

Overall Performance

        Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

        The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

Operating Results

       The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "cumulative translation adjustment".

        Expenses increased to $51,829 six months ended June 30, 2007 compared to $32,240 in six months ended June 30, 2006.  For the six months ended June 30, 2007, expenses consisted mainly of director and management fees, professional fees, administrative office, and regulatory, transfer agent and shareholder communication fees.

        Other revenue before other items includes interest and royalty income of $14,161 in six months ended June 30, 2007 compared to revenues of $15,229 in six months ended June 30, 2006.

        The Company reported a net loss of $37,668 in six months ended June 30, 2007 compared to a net gain of $15,983 in six months ended June 30, 2006.

        The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Inflation

        The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

        The Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. During fiscal 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (see Note 2 to the Company's consolidated financial statements).

Application of Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

        Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Marketable securities

        Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Liquidity and Capital Resources

        The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

        At June 30, 2007, the Company's readily available cash increased to $381,362 compared to $171,851 at June 30, 2006. Total current assets at June 30, 2007 increased to $521,330 from $304,326 at June 30, 2007.

        Operating activities used cash of $188,747 in six months ended June 30, 2007 compared to $ 91,798         in six months ended June 30, 2006, predominately from the net loss incurred during the year.

Financial Position

        Total assets of the Company at June 30, 2007 decreased to $625,337 compared to $304,628 at June 30, 2007, predominately due to cash provided by equity financing activities of $250,000.   The Company's liabilities decreased to $56,684 as of June 30, 2007 compared to $95,803 as of June 30, 2007 due largely to the payment of accounts payable and accrued liabilities during the quarter.  The Company reported loans payable of $342,936 as of June 30, 2007.

Shareholders' Equity

        Shareholders' equity as of June 30, 2007 was $225,719 compared to a deficiency of $191,280 as of June 30, 2006.  The Company had 13,533,514 shares issued and outstanding as of June 30, 2007. The weighted average number of common shares outstanding as of June 30, 2007 was 11,866,847.

Projects

        On March 13, 2007, the Company announced it had entered into an option agreement with Diagnos Inc. (“Diagnos”) to acquire 100% interest in two prospective nickel properties in the Abitibi region of Quebec, Canada. The 75 claims cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine.  The Company will pay Diagnos a sum of $45,000 for each of the two properties ($90,000 total) within 45 days of execution of the option agreement.  Furthermore, for each property upon which an economic discovery is made, a bonus of $70,000 in shares and a 2% net smelter return will be issued to Diagnos.  The Company can acquire 1 per cent of the NSR for $1-million.

        During the month of May, the Company created a wholly owned subsidiary to execute the above mentioned option agreement with Diagnos and acquired the interest in the two prospective nickel properties in the Abitibi region of Quebec.  The Company plans to acquire a third property within the same area and is currently conducting its due diligence on this property.

         On June 13, 2007, the Company through its normal course of business made an investment into Vast Exploration Inc., a publicly traded entity on the TSX Venture Exchange.  A total of 400,000 shares and 400,000 warrants were purchased for Cdn. $100,000.  The Company has the option to exercise the warrants by June 22, 2009 for a total of Cdn. $ 108,000.

        During the Month of June, the Company created a wholly owned subsidiary to purchase a residential condominium unit in the Shangra-La Building in Toronto.  The Company is committed to pay Cdn. $1,105,000 in various sums until the closing date of November 17, 2010.  The Company intends to raise the funds through private placements.

Management assessment of Internal Controls

        During the most recent interim quarter ending June 30, 2007, there have not been changes in the design of the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Disclosure of Outstanding Share Data

The Company has 17,333,514 shares issued and outstanding as of August 29, 2007.

Subsequent Events

        On August 1, 2007 the Company completed a non-brokered private placement for 3,800,000 units.  Each unit consists of one common share of the Company and one share  purchase warrant.  Each warrant entitles the holder to purchase one common share of the Company at a price of US$ 0.13 for a term of two years from the date of issue of such warrant.  The company has raised an aggregate of US$ 380,000 from the sale of the units priced at US$ 0.10 per unit.

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